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Early Access Ends Soon.

Hi <<First Name>>,

You have early access to invest in Bepo's community fundraise ahead of the general public. But that **ends in 10 days**! Now's the time to invest alongside Brendan Thomas, a seasoned angel investor who invested in Twitter, Square, AppDynamics and Ian's prior business.



Brendan Thomas

LEAD INVESTOR ❓ Invested **$25,000** this round + **$25,000** previously

> As an Angel I invest in people and markets - in Bepo, I see both. Ian is a serial entrepreneur that I've invested with before, had success with and I am excited to trust him with my money again. The tipping economy is enormous and is desperately in need of a solution as cash disappears from our economy and service workers struggle to make ends meet without cash tips. The team at Bepo, both Ian and Frank, have built a great platform and I'm confident they will win.

Want to learn more about Bepo? Watch a recording of our Founder Q&A with our CEO Ian Sweeney and investor Scott Walchek.

As of right now, there are also still Early Bird Terms available. Check out the details on our Wefunder page.

EXPLORE BEPO INVESTMENT on WEFUNDER

Still have a question? Just click reply!

Kind regards,
Ian Sweeney & Frank Cassidy

Reg CF Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.